FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of     March                                           2003
                     ----------------------------------        --------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                   Form 40-F     X
                       ------------                  -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                          No    X
                ------------                   ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                DOCUMENT INDEX


Document                                                            Page No.
--------                                                            --------

   1.       News Release dated March 12, 2003 ("RIM INTRODUCES        4
            BLACKBERRY 6200 WIRELESS HANDHELDS IN EUROPE")

   2.       News Release dated March 12, 2003 ("VODAFONE D2           9
            AND RESEARCH IN MOTION ANNOUNCE PLANS TO BRING
            BLACKBERRY(R) TO VODAFONE CUSTOMERS IN GERMANY")

                                                                    Document 1

RIM INTRODUCES BLACKBERRY 6200 WIRELESS HANDHELDS IN EUROPE

New, Smaller Handhelds With Enhanced Software Features On Display At CeBIT Show In Germany

NOTE TO EDITORS: To download images of the new BlackBerry 6200 Series handhelds for Europe, plus other BlackBerry products, please visit http://www.blackberry.com/uk/news/products/index.shtml.
------------------------------------------------------

CeBIT - Hanover, Germany - March 12, 2003 - Research In Motion (RIM) (Nasdaq:
RIMM; TSX: RIM) today unveiled two new BlackBerry(TM) models for customers in Europe. The data and voice-enabled BlackBerry 6210(TM) and BlackBerry 6220(TM) feature a smaller design with a light and comfortable feel, increased memory for greater application and data storage, as well as new support for wireless email synchronization and integrated attachment viewing. The Java-based BlackBerry 6210(TM) and BlackBerry 6220(TM) each deliver email, phone, SMS, browser and organizer applications in a single wireless handheld that supports international roaming. RIM is demonstrating the new BlackBerry handhelds this week at CeBIT 2003 in Hanover, Germany (Hall 12, Stand A50).

"We continue to lead the industry with a growing choice of wireless handhelds that satisfy the demanding requirements of both large corporate customers and individual business users," said Mike Lazaridis, President and Co-CEO at Research In Motion. "The new BlackBerry 6200 Series handhelds, along with enhancements to BlackBerry Enterprise Server and BlackBerry Web Client, further entrenches our leadership and expands our market opportunity."

BlackBerry continues to distinguish itself as the leading wireless platform for business customers. Specifically designed to meet the needs of both end users and IT departments, BlackBerry incorporates the industry's best hardware, software and services to provide a seamless, end-to-end solution. The BlackBerry 6210 and BlackBerry 6220 are the newest additions to the multifaceted BlackBerry solution and leverage RIM's advanced technologies and infrastructure together with Java(TM) 2 Micro Edition (J2ME) and leading GSM/GPRS wireless networks to provide a compelling and seemingly effortless experience.

INTRODUCING BLACKBERRY 6210/6220 WIRELESS HANDHELDS

Handheld Designs*: The BlackBerry 6210/6220 offer always-on data operation with an integrated phone. The BlackBerry 6210/6220 are sleek (approximately
4.45 x 2.91 x 0.83 inches or 113 x 74 x 21 mm) and lightweight (approximately
4.80 oz or 136 grams) with an embedded RIM wireless modem and internal high performance antenna. The handhelds each feature an easy-to-use "thumb-typing" keyboard (based on RIM's popular keyboard design), navigation trackwheel, 16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery, Universal Serial Bus (USB) connectivity, large screen, intuitive interface, integrated speaker/microphone and headset jack. Both the screen and keyboard are backlit for easy reading and typing during day or night.

World Band*: The BlackBerry 6210 is a world band handheld that operates on 900/1900 MHz GSM/GPRS wireless networks in North America, Europe, Asia Pacific and Latin America. Mobile professionals can use one handheld to maintain wireless access to their corporate email and phone service while traveling abroad.

Dual Band*: The BlackBerry 6220 is a dual band handheld that operates on 900/1800 MHz GSM/GPRS wireless networks in Europe and Asia Pacific. Mobile professionals can use one handheld to access company information and manage communications while roaming.

Email*: RIM's advanced approach to wireless email is popular and proven with enterprise customers. BlackBerry 6210/6220 users can enjoy a secure, wireless extension to their existing enterprise mailbox. There is no need to worry about retrieving or "pulling" email since the BlackBerry "push" architecture enables email to be automatically delivered. Users can read, compose, forward, reply, file or delete messages at their convenience and synchronize their inbox and folders between their BlackBerry handheld and PC.

Email Enhancements*: RIM has introduced several new wireless email features to enhance the BlackBerry experience. Some of these enhancements include: cradle-free, two-way wireless synchronization of email messages including support for read/unread status, deletions and filing; integrated attachment viewing with support for a variety of file formats such as Microsoft Word, Excel, PowerPoint, WordPerfect, Adobe PDF, HTML and ASCII text; and remote address lookup capabilities allowing BlackBerry users to wirelessly search their organization's address list.

Phone*: The built-in, high-quality phone supports GSM voice services with optional features such as call waiting, call answer, conference calling and call forwarding. It includes an integrated speaker/microphone designed for comfort and clarity when held to the ear and a headset that attaches for convenient, hands-free conversation allowing users to read, type or retrieve information while they talk. A call management button also enables users to quickly access the phone application and turn on/off the mute feature.

SMS*: Short Messaging Service (SMS) enables short text messages to be quickly exchanged between BlackBerry 6210/6220 handhelds and other SMS-enabled devices. The specially designed keyboard on the BlackBerry handheld is ideal for typing SMS messages quickly.

Browser*: The BlackBerry browser is dual-purposed allowing it to securely access corporate data (via the Mobile Data Service feature of BlackBerry Enterprise Server) as well as carrier WAP content services and gateways. The BlackBerry browser supports standard WML, HTML and XML based content and HTTP/HTTPS connectivity to BlackBerry Enterprise Server.

Organizer*: A full-featured connected organizer is included with calendar, address book, memo pad and task list applications for maximum productivity. With RIM's wireless calendar synchronization features, the user's online calendar and handheld calendar can be wirelessly synchronized without need for a cradle. This enables the user to initiate, accept or decline meeting requests using their BlackBerry handheld and their online calendar will also be updated for the benefit of colleagues and assistants trying to schedule new appointments.

Application Integration*: The BlackBerry 6210/6220 features exceptional software integration, making it very easy to use. A single integrated address book and inbox serve all email, voice and SMS applications. And you can even click on an email address, telephone number or URL inside a message to automatically invoke an email message, call the telephone number or connect to the URL.

BlackBerry Enterprise Server*: Thousands of companies and government organizations around the world have deployed BlackBerry Enterprise Server software behind their firewall. BlackBerry Enterprise Server supports both Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) environments with single mailbox integration and provides IT departments with centralized administration, end-to-end security (using Triple DES encryption), multi-network support and a powerful development platform.

BlackBerry Web Client*: In addition to the enterprise email integration option enabled by BlackBerry Enterprise Server, RIM offers a web-based application called BlackBerry Web Client. It supports ISP email accounts through the POP3 and IMAP4 protocols and allows users to access multiple existing email accounts from a single BlackBerry handheld (including a default web mail account provided with each handheld). BlackBerry Web Client appeals to customers that do not currently use Microsoft Exchange or IBM Lotus Domino and also those users that wish to access a personal email account in addition to their enterprise email account. BlackBerry 6210/6220 customers can use the BlackBerry Web Client application to select their ISP accounts, access their web mail account, configure settings, define email filters and set auto signatures. Note: IT departments running BlackBerry Enterprise Server retain the ability to centrally control and implement policies on handhelds that prevent access to personal ISP accounts.

Beyond Email*: BlackBerry Enterprise Server now includes a powerful feature called Mobile Data Service that extends corporate data access capabilities beyond email. Mobile Data Service enables wireless device connectivity via standard protocols (including HTTP, TCP/IP and UDP) and languages (including WML, HTML and XML) while maintaining the key architectural characteristics of existing BlackBerry deployments including end-to-end security (with Triple DES encryption), data push capabilities, multi-network support and centralized management. With Mobile Data Service and the BlackBerry browser, customers are provided with the front-end and back-end tools necessary for wireless enterprise applications.

Java*: Java 2 Micro Edition (J2ME) is a powerful development platform that is optimized for wireless devices and provides an industry standard programming environment for custom and commercial application development and deployment. Support for J2ME opens the BlackBerry platform to a large and growing developer community that currently includes more than three million Java developers. RIM's BlackBerry Development Environment for J2ME is available at http://www.blackberry.com/developers/na/index.shtml.

Pricing and Availability
Handheld/airtime pricing and roaming services are determined by network carriers and will vary based on specific service plans. Availability and timing may vary by country and carrier. Check with carriers for specific pricing and availability.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone,

SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.
                        -----------    ------------------

                                     # # #

Media Contacts:
For North America, Asia Pacific and Latin America:
Scott Pollard
Brodeur Worldwide for RIM
+1 212.771.3644
spollard@brodeur.com
--------------------

For Europe:
Tilly Quanjer
RIM Europe
+44 (0) 1784 223987
tquanjer@rim.net
----------------

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.net
--------------------------

* Check with service providers for availability, roaming arrangements and service plans. Certain features require a minimum version of BlackBerry software.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                                                    Document 2

                                                                12 March, 2003

             VODAFONE D2 AND RESEARCH IN MOTION ANNOUNCE PLANS TO
             BRING BLACKBERRY(R) TO VODAFONE CUSTOMERS IN GERMANY

CeBIT - Hanover, Germany - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Vodafone D2 announced today that they are working together to bring BlackBerry to Vodafone's corporate customers in Germany. Vodafone D2 will be demonstrating BlackBerry Wireless Handhelds(TM) on their stand this week at CeBIT 2003.

BlackBerry is an integrated, end-to-end, secure wireless platform designed to meet the needs of both mobile professionals and their IT departments. Operating in Europe over GPRS/GSM networks, BlackBerry gives mobile professionals effortless access to their important corporate information, email, calendar and phone calls while on the move.

BlackBerry will operate on Vodafone D2's advanced GPRS/GSM network in Germany and customers will also benefit from Vodafone's extensive international GPRS roaming agreements.

Further information will be made available at a later date.

Media Contacts:
For Europe:
Tilly Quanjer
RIM Europe
+44 (0) 1784 223987
tquanjer@rim.net
----------------

Research In Motion
For North America, Asia Pacific and Latin America:
Scott Pollard
Brodeur Worldwide for RIM
+1 212.771.3644
spollard@brodeur.com
--------------------

Vodafone
presse@vodafone.com
-------------------

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.net
--------------------------

About Vodafone D2
www.vodafone.de

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq:
RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com
-----------    ------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of, and trademarks of Research In Motion Limited, used by permission. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Vodafone D2 will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and Vodafone D2's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and Vodafone D2's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Vodafone D2 and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.

                                  SIGNATURES



         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Research In Motion Limited
                                        -------------------------------------
                                                (Registrant)

Date:   March 12, 2003                  By:  /s/ Angelo Loberto
        ------------------                   --------------------------------
                                                       (Signature)
                                             Angelo Loberto
                                             Vice President, Finance